1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

FOR IMMEDIATE RELEASE
CONTACT
Elizabeth Sun / Eric Chiang
Harrison Hsueh / Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2087/ 2088/ 2086
Topics in This Report
•	Revenue Analysis

•	Capacity

•	Profit & Expense Analysis

•	SFAS No. 34

•	Financial Condition Review

•	Cash Flow & CapEx

•	Analysis of Consolidated Results

•	Recap of Recent Important Events & Announcements
1Q06     Quarterly Management Report
April 27, 2006
Operating Results Review:
Summary:

(Amount in NT$ billion except noted otherwise)	1Q06	4Q05	1Q05	QoQ	YoY
EPS (NT$ per com. shr.)	1.32	1.37	0.68	(3.9%)	93.6%
(US$ per ADR unit)	0.20	0.21	0.11

Net Sales	77.29	81.16	55.65	(4.8%)	38.9%
Gross Profit	36.64	39.86	21.65	(8.1%)	69.3%
Gross Margin	47.4%	49.1%	38.9%
Operating Expense	(5.77)	(5.64)	(5.57)	2.4%	3.6%
Non-Operating Items	3.79	1.18	0.19	221.8%	1906.7%
Net Income	32.61	33.90	16.82	(3.8%)	93.9%
Net Profit Margin	42.2%	41.8%	30.2%

Wafer Shipment (kpcs 8 inch-equiv.)	1,738	1,707	1,113	1.8%	56.2%
Remarks:
The first quarter EPS of NT$1.32 represents a year-over-year increase of 93.6% compared to 1Q05 and a sequential decline of 3.9% compared to 4Q05. The unconsolidated operating results of 1Q06 are summarized below:
Net sales were NT$77.29 billion, a 38.9% increase compared to NT$55.65 billion reported in 1Q05 and a 4.8% decline compared to NT$81.16 billion reported in the previous quarter. Net sales for the quarter surpassed the top end of our guidance by NT$1.29 billion, primarily driven by stronger than expected demand from our customers in computer segment.
Gross profit was NT$36.64 billion, representing an 8.1% decrease from the previous quarter. Gross margin declined by 1.7 percentage points sequentially to 47.4%, with 3.3% depreciation in US dollars being an important factor.
Operating expenses were NT$5.77 billion or 7.5% of net sales. The combined result from non-operating income and long-term investments was a gain of NT$3.79 billion, which includes a one-time gain of $1.8 billion from adopting Statement of Financial Accounting Standards (“SFAS”) No. 34.
Net income was NT$32.61 billion, down 3.8% sequentially. Net margin was 42.2%.

TSMC
April 27, 2006	Page 2
I. Revenue Analysis
I — 1. Wafer Sales Analysis

By Application	1Q06	4Q05	1Q05
Computer	37%	32%	34%
Communication	39%	41%	41%
Consumer	18%	21%	17%
Industrial/Others	5%	5%	6%
Memory	1%	1%	2%

By Technology	1Q06	4Q05	1Q05
N90-	20%	17%	4%
0.11/0.13um	29%	32%	41%
0.15/0.18um	32%	32%	31%
0.25/0.35um	14%	14%	18%
0.50um+	5%	5%	6%

By Customer Type	1Q06	4Q05	1Q05
Fabless/System	74%	72%	69%
IDM	26%	28%	31%

By Geography	1Q06	4Q05	1Q05
North America	78%	77%	79%
Asia Pacific	11%	11%	8%
Europe	7%	8%	6%
Japan	4%	4%	7%
Revenue Analysis:
Net sales were NT$77.29 billion for 1Q06, topping the high end of our guidance by NT$1.29 billion, mainly driven by stronger than expected demand from our customers in computer segment.
On a quarter over quarter basis, revenues from computer applications increased by 8%, while revenues from communications and consumer applications decreased by 10% and 20%, respectively.
Revenue from advanced technologies — defined as 0.13-micron and below – accounted for 49% of total wafer sales, flat from the previous quarter. Revenue from 90nm continued to increase and accounted for 20% of total wafer sales during the quarter, compared to 17% in the fourth quarter of 2005.
IDM accounted for 26% of total wafer sales during the quarter, down slightly from 28% in the previous quarter.
Geographically, North America accounted for 78% of wafer sales, up from 77% in 4Q05. Meanwhile, sales from Europe declined by one percentage point sequentially to 7% of wafer sales.

TSMC
April 27, 2006	Page 3
II. Capacity
II. Capacity

	1Q06	2Q06	3Q06	4Q06
Fab / (Wafer size)	(Act.)	(Est.)	(Est.)	(Est.)
Fab-2 (6”)[1]	244	258	260	260
Fab-3 (8”)	246	252	259	252
Fab-5 (8”)	135	138	143	149
Fab-6 (8”)	215	222	227	241
Fab-7 (8”)	33	23	4	0
Fab-8 (8”)	231	233	228	242
Fab-12 (12”)[2]	142	150	157	162
Fab-14 (12”)[2]	61	66	86	115
TSMC — owned capacity 8"-equivalent Kpcs	1,455	1,499	1,554	1,653
Wafer Tech (8”)	99	100	101	101
SSMC (8”)	49	50	50	52
TSMC (Shanghai) (8”)	48	52	69	82
Total TSMC — managed 8"-equivalent Kpcs	1,651	1,700	1,774	1,889

Note: 1.	Figues represent number of 6” wafers. Conversion to 8”-equivalent wafers is by dividing this number by 1.78

2.	Figues represent number of 12” wafers. Conversion to 8”-equivalent wafers is by multiplying this number by 2.25
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(Amount: NT$ billion)	1Q06	4Q05	1Q05
COGS	40.7	41.3	34.0
Depreciation	14.5	14.9	15.2
Other MFG Cost	26.1	26.4	18.8

Gross Profit	36.6	39.9	21.6

Gross Margin	47.4%	49.1%	38.9%
Capacity :
Total TSMC managed capacity in 1Q06 was 1,651K 8-inch equivalent wafers, 1.3% higher than the 1,629K wafers in 4Q05.
TSMC managed capacity in 2Q06 will increase to 1,700K 8-inch equivalent wafers, representing a 3% sequential growth. Majority of the capacity increase was dedicated to advanced technologies.
Overall installed capacity for year 2006 is expected to be slightly above 7 million 8-inch equivalent wafers.
Gross Profit Analysis:
Gross profit for the first quarter of 2006 was NT$36.6 billion. Gross margin declined by 1.7 percentage points sequentially to 47.4%, with 3.3% depreciation in US dollars being an important factor.

TSMC
April 27, 2006	Page 4
III — 2. Operating Expense Analysis

(Amount: NT$ billion)	1Q06	4Q05	1Q05
Total Operating Exp.	5.77	5.64	5.57
SG&A	2.23	2.22	2.22
Research & Development	3.55	3.42	3.35
III — 4. Non-Operating Items

(Amount: NT$ million)	1Q06	4Q05	1Q05
Non-Operating Income/(Exp.)	816	952	387
Net Interest Income/(Exp.)	737	488	317
Other Non-Operating	79	464	70

L-T Investments	2,972	225	(198)
WaferTech*	856	793	195
SSMC	462	348	104
InveStar Funds	1,797	56	(1)
TSMC (Shanghai)	(38)	(414)	(280)
Others	(106)	(558)	(217)

Total Non-Operating Items	3,788	1,177	189

*	Operation results only; does not include amortization of goodwill and depreciation of impaired assets.

**	Certain prior period amounts have been reclassified to conform with current period presentation
III — 4. SFAS No. 34

(Amount: NT$ million)	Unconsolidated	Consolidated
Change in Accounting Principle	(246.2)	1,606.7
Non-Operating Items	1,860.0	60.8
Minority Interest		(53.7)

Total SFAS No. 34 Impact	1,613.8	1,613.8

Operating Expenses:
Operating expenses for 1Q06 were NT$5.77 billion, slightly higher than the previous quarter, largely due to higher R&D expenses associated with 65nm technology. Total operating expenses represented 7.5% of net sales, up from 6.9% in the fourth quarter of 2005.
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$3.8 billion.
During the first quarter of 2006, non-operating income was NT$816 million, compared to an income of NT$952 million in the previous quarter. The decrease in non-operating income was mainly due to the scheduled lawsuit settlement payment received in 4Q05 from SMIC and a decrease in gains on sale of fixed assets, offset in part by an increase in interest income.
Net investment income was NT$2,972 million in this quarter, compared to an income of NT$225 million in 4Q05. The increase was primarily due to gains recognized under SFAS No. 34 from TSMC venture capital funds and improved operating performance at TSMC’s manufacturing affiliates. A major portion of the gains recognized under SFAS No. 34 is non-recurring.
SFAS No. 34
On January 1, 2006, TSMC adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34).
Under SFAS No. 34, marketable securities with readily determinable market value are measured at fair value, with unrealized gains and losses on trading securities recognized in earnings for the current period. Total unrealized gains and losses on trading securities as of January 1, 2006 are included in the cumulative effect of changes in accounting principles.
As a result of adopting SFAS No. 34, TSMC recognized a total of NT$1.6 billion gains in 1Q06 on both consolidated and unconsolidated basis, majority of which is non-recurring.
The adoption of SFAS No. 34 resulted in an increase of NT$0.065 in earnings per share in 1Q06.

TSMC
April 27, 2006	Page 5
IV. Financial Condition Review
IV — 1. Liquidity Analysis

(Amount: NT$ Billion)	1Q06	4Q05	1Q05
Cash & Marketable Securities	178.0	133.8	112.2
Accounts Receivable — Trade	35.8	36.4	22.4
Inventory	16.9	16.3	13.4
Total Current Assets	240.8	197.6	159.7
Accounts Payable	22.5	20.2	19.1
Accrued Liabilities and Others	15.9	12.0	18.8
Total Current Liabilities	38.3	32.2	37.9
Current Ratio (x)	6.3	6.1	4.2
Net Working Capital	202.4	165.4	121.9

*	Certain prior period amounts have been reclassified to conform with current period presentation
IV — 2. Receivable/Inventory Days

	1Q06	4Q05	1Q05
Days of Receivable	44	42	42
Days of Inventory	44	42	42
IV — 3. Debt Service

(Amount: NT$ Billion)	1Q06	4Q05	1Q05
Cash & Marketable Securities	178.0	133.8	112.2
Interest-Bearing Debt	19.5	19.5	30.0
Net Cash Reserves	158.5	114.3	82.2

*	Certain prior period amounts have been reclassified to conform with current period presentation
Liquidity Analysis:
Cash & marketable securities increased by NT$44.2 billion in this quarter, mainly due to strong cash flows from operating activities. As a result, TSMC ended the quarter with total current assets of NT$240.8 billion, NT$43.2 billion higher on a sequential basis.
Total current liabilities were NT$38.3 billion at the end of the quarter, NT$6.2 billion higher than the previous quarter, mainly due to an increase in payables to contractors and equipment suppliers and a reclassification of an NT$2.5 billion corporate bond from long-term debt to current liabilities.
As a result, net working capital increased to NT$202.4 billion and current ratio increased to 6.3x.
Receivable/Inventory Days Trend:
Days of receivable increased to 44 days in 1Q06, compared to 42 days in the previous quarter.
Days of inventory increased to 44 days from 42 days in the fourth quarter of 2005.
Debt Service:
As a result of strong operating performance during the quarter, net cash reserves — defined as the excess of cash and marketable securities over interest-bearing debt — increased by NT$44.2 billion to NT$158.5 billion in 1Q06.
Interest-bearing debt remained flat at NT$19.5 billion.

TSMC
April 27, 2006	Page 6
V. Cash Flow & CapEx
V — 1. Cash Flow Analysis

(Amount: NT$ billion)	1Q06	4Q05	1Q05
Net Income	32.6	33.9	16.8
Depreciation & Amortization	16.0	16.6	16.7
Other Op Sources/(Uses)	(0.8)	(1.6)	2.5
Total Op Sources/(Uses)	47.7	48.9	36.0

Capital Expenditure	(11.1)	(13.3)	(38.2)
Marketable Financial Instruments	(12.8)	0.9	(0.0)
Other Investing Sources/(Uses)	0.3	0.3	(3.2)
Net Investing Sources/(Uses)	(23.6)	(12.1)	(41.3)

Repayment of Corporate Bonds	0.0	(10.5)	0.0
Other Financing Sources/(Uses)	0.4	0.6	(0.0)
Net Financing Sources/(Uses)	0.4	(9.9)	(0.0)

Net Cash Position Changes	24.6	26.9	(5.3)

Ending Cash Balance	110.0	85.4	60.2

*	Certain prior period amounts have been reclassified to conform with the current period presentation.
V — 3. Capital Expenditure
(In US$ million)

1Q06
TSMC	$344
TSMC (Shanghai) & WaferTech	12

TSMC Consolidated	$356
Summary of Cash Flow:
During this quarter, TSMC generated NT$47.7 billion from operating activities, mainly from net income of NT$32.6 billion and depreciation & amortization of NT$16.0 billion.
Net cash used in investment activities totaled NT$23.6 billion, mainly as a result of an NT$11.1 billion in capital spending and an NT$12.8 billion net increase in marketable financial instruments.
Net cash provided by financing activities was NT$0.4 billion during this quarter.
As a result, TSMC ended the quarter with a cash balance of NT$110 billion, NT$24.6 billion higher than in 4Q05.
Operating and Free Cash Flows:
TSMC continues to generate strong free cash flows. Free cash flows totaled NT$36.6 billion for 1Q06, NT$1 billion higher than the NT$35.6 billion generated in the previous quarter, mainly due to lower level of capital expenditures during the quarter.
Capital Spending:
Capital expenditures for TSMC alone totaled US$344 million during the quarter. Most of the spending was for the purchase of 12-inch production equipment. Capital spending for TSMC subsidiaries in this quarter was US$12 million.
For year 2006, total capital expenditure for TSMC consolidated group is expected to be in the range of US$2.6 billion to US$2.8 billion, unchanged from our previous guidance provided in January 2006.

TSMC
April 27, 2006	Page 7
VI. Analysis of Consolidated Financial Results
VI — 2. Consolidated v. Unconsolidated Income Statement

(Amount: NT$ billion)	Consolidated	Unconsolidated	Difference
Net Sales	77.9	77.3	0.6
COGS	40.1	40.7	(0.6)

Gross Profit	37.7	36.6	1.1
Gross Margin %	48.5%	47.4%	1.1%
Operating Expenses
Research & Development	3.7	3.5	0.2
SG&A	3.1	2.2	0.9

Total Operating Expenses	6.8	5.8	1.0

Operating Income	30.9	30.9	0.0
Operating Margin %	39.7%	39.9%	-0.2%

Non-Operating Income (Exp.)	1.4	0.8	0.6
Investment Income (Loss)	0.6	3.0	(2.4)

Income Tax Benefit (Expense)	(1.9)	(1.8)	(0.1)

Change in Accounting Principle	1.6	(0.2)	1.8

Minority Interest	(0.1)	0.0	(0.1)

Net Income	32.6	32.6	0.0
Net Margin %	41.9%	42.2%	-0.3%
Consolidated Structure
TSMC consolidated results include the results from its overseas sales offices (TSMC North America, TSMC Europe and TSMC Japan), manufacturing subsidiaries (TSMC (Shanghai) and WaferTech), strategic alliance (Global Unichip Corp.), venture capital funds, and others. These entities are collectively referred to as “TSMC consolidating entities” hereafter.
Consolidated Income Statement
On a consolidated basis, net sales for 1Q06 were NT$77.9 billion, NT$0.6 billion higher than the unconsolidated net sales, reflecting sales contributions from TSMC consolidating entities. Consolidated gross margin was 48.5%, compared to 47.4% on the unconsolidated basis. The higher consolidated gross margin reflects the true gross margins from TSMC consolidating entities.
Consolidated operating expenses were NT$6.8 billion for 1Q06, NT$1 billion higher than the unconsolidated operating expenses. The higher consolidated operating expenses were mainly attributable to additional sales & marketing expenses from TSMC overseas sales offices and additional G&A expenses from other TSMC consolidating entities. Total consolidated operating expenses accounted for 8.8% of consolidated net sales, compared to 7.5% on the unconsolidated basis.
Consolidated non-operating income was NT$1.4 billion for 1Q06, NT$0.6 billion higher than the unconsolidated non-operating income, mainly due to gains recognized under SFAS No. 34 from TSMC venture capital funds and a one-time gain from a TSMC subsidiary. SFAS No. 34 related gains attributable to changes in fair value during 1Q06 are reported as non-operating income for consolidated purpose instead of as investment income for unconsolidated purpose.
Investment income for 1Q06 was NT0.6 billion on the consolidated basis, reflecting TSMC’s share of income from TSMC’s non-consolidating affiliates.
Consolidated net income was NT$32.6 billion, same as that on the unconsolidated basis. Consolidated net margin was 41.9%, 0.3% lower than the unconsolidated net margin.

TSMC
April 27, 2006	Page 8
VI — 3. Consolidated v. Unconsolidated Balance Sheet (Selected Balance Sheet Items)

(Amount: NT$ billion)	Consolidated	Unconsolidated	Difference
Cash & Marketable Securities	192.3	178.0	14.3
Accounts Receivable — Trade	38.0	35.8	2.2
Inventory	18.4	16.9	1.5
Total Current Assets	259.3	240.8	18.5

Long-Term Investments	34.7	75.4	(40.7)
Fixed Assets, Net	241.5	212.5	29.0

Total Assets	555.3	543.7	11.6

Total Current Liabilities	40.9	38.3	2.6
L/T Interest-Bearing Debt	24.7	17.0	7.7

Total Liabilities	76.7	65.8	10.9

Total Equity	478.6	477.9	0.7
VI — 4. Consolidated v. Unconsolidated Cash Flows

(Amount: NT$ billion)	Consolidated	Unconsolidated	Difference
Cash Flows Provided by Operating Activities	48.9	47.7	1.2
Depreciation & Amortization	17.7	16.0	1.8

Cash Flows Used in Investing Activities	(24.1)	(23.6)	(0.6)
Capital Expenditures	(11.5)	(11.1)	(0.4)

Cash Flows Provided by Financing Activities	0.1	0.4	(0.3)

Net Cash Increase (Decrease)	24.9	24.6	0.3
Consolidated Balance Sheet
On a consolidated basis, as a result of higher cash and marketable securities, total current assets were NT$259.3 billion, NT$18.5 billion higher than the unconsolidated total current assets.
Consolidated long-term investments were NT$34.7 billion for 1Q06, compared to NT$75.4 billion on the unconsolidated basis, reflecting the consolidation of TSMC subsidiaries.
Consolidated net fixed assets totaled NT$241.5 billion, NT$29 billion higher than the unconsolidated net fixed assets, mainly due to manufacturing facilities located at TSMC’s consolidating entities.
Total consolidated liabilities were NT$76.7 billion, compared to NT$65.8 billion on the unconsolidated basis, largely attributable to borrowings by TSMC’s consolidating entities.
Consolidated Cash Flows
Consolidated cash flows provided by operating activities were NT$48.9 billion in 1Q06, NT$1.2 billion higher than that on the unconsolidated basis, mainly due to additional depreciation & amortization expenses from TSMC consolidating entities.
Consolidated cash flows used in investing activities totaled NT$24.1 billion in 1Q06, slightly higher than that on the unconsolidated basis, primarily due to capital expenditures at TSMC (Shanghai).
Consolidated cash flows provided by financing activities were NT$0.1 billion in 1Q06.

TSMC
April 27, 2006	Page 9
VII. Recap of Recent Important Events & Announcements

●	TSMC and ARM Sign Long-term Physical IP Agreement for 65- And 45-nanometer Technologies (2006/04/19)

●	TSMC invites Carly Fiorina to Join Board of Directors as Independent Member (2006/04/06)

●	TSMC 65nm Wireless Devices is Sampled by QUALCOMM (2006/04/06)

●	TSMC Appoints Dr. Fu-Chieh Hsu as Vice President of Design and Technology Platform (2006/03/29)

●	TSMC Wins Intel’s Preferred Quality Supplier Award (2006/03/22)

●	TSMC Board Proposes Distribution of NT$2.5 Cash And 3% Stock Per Share (2006/02/14)

●	TSMC Announces Immersion Lithography Nearly Production Ready (2006/02/22)

*  Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Condensed Balance Sheets (Unconsolidated)
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	March 31, 2006 (Unaudited)			December 31, 2005 (Audited)(2)		March 31, 2005 (Unaudited)(2)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$3,388	$109,990	20.2	$85,384	16.8	$60,219	12.5	$24,606	28.8	$49,771	82.6
Investments in Marketable Financial Instruments	2,095	67,994	12.5	48,436	9.5	51,941	10.8	19,558	40.4	16,053	30.9
Accounts Receivable — Trade	1,102	35,780	6.6	36,396	7.2	22,429	4.7	(616)	(1.7)	13,351	59.5
Inventories, Net	521	16,901	3.1	16,258	3.2	13,429	2.8	643	4.0	3,472	25.9
Other Current Assets	312	10,123	1.9	11,088	2.2	11,726	2.4	(965)	(8.7)	(1,603)	(13.7)

Total Current Assets	7,418	240,788	44.3	197,562	38.9	159,744	33.2	43,226	21.9	81,044	50.7

Long Term Investments	2,324	75,439	13.9	80,660	15.9	76,877	16.0	(5,221)	(6.5)	(1,438)	(1.9)

Properties, Plant and Equipment	18,060	586,213	107.8	573,337	113.0	545,308	113.4	12,876	2.2	40,905	7.5
Less: Accumulated Depreciation	(11,513)	(373,691)	(68.7)	(359,191)	(70.8)	(315,454)	(65.6)	(14,500)	4.0	(58,237)	18.5

Properties, Plant and Equipment, Net	6,547	212,522	39.1	214,146	42.2	229,854	47.8	(1,624)	(0.8)	(17,332)	(7.5)

Other Assets	462	14,975	2.7	15,172	3.0	14,199	3.0	(197)	(1.3)	776	5.5

Total Assets	$16,751	$543,724	100.0	$507,540	100.0	$480,674	100.0	$36,184	7.1	$63,050	13.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payables	$335	$10,874	2.0	$11,294	2.2	$8,208	1.7	($420)	(3.7)	$2,666	32.5
Payables to Contractors and Equipment Suppliers	358	11,621	2.1	8,859	1.7	10,920	2.3	2,762	31.2	701	6.4
Accrued Expenses and Other Current Liabilities	411	13,352	2.4	12,031	2.4	8,263	1.5	1,321	10.2	5,089	75.4
Current Portion of Bonds Payable	77	2,500	0.6	—	—	10,500	2.2	2,500	0.0	(8,000)	(76.2)

Total Current Liabilities	1,181	38,347	7.1	32,184	6.3	37,891	7.9	6,163	19.1	456	1.2

Bonds Payable	524	17,000	3.1	19,500	3.8	19,500	4.1	(2,500)	(12.8)	(2,500)	(12.8)
Other Long Term Liabilities	322	10,444	1.9	10,225	2.1	7,929	1.6	219	2.1	2,515	31.7

Total Liabilities	2,027	65,791	12.1	61,909	12.2	65,320	13.6	3,882	6.3	471	0.7

Shareholders’ Equity
Common Stock	7,620	247,331	45.5	247,300	48.7	232,529	48.4	31	—	14,802	6.4
Capital Surplus	1,762	57,208	10.5	57,118	11.3	56,574	11.8	90	0.2	634	1.1
Retained Earnings	5,403	175,378	32.3	142,771	28.1	130,549	27.1	32,607	22.8	44,829	34.3
Treasury Stock	(28)	(918)	(0.2)	(918)	(0.2)	(1,572)	(0.3)	—	—	654	(41.6)
Others	(33)	(1,066)	(0.2)	(640)	(0.1)	(2,726)	(0.6)	(426)	66.3	1,660	(60.9)

Total Shareholders’ Equity	14,724	477,933	87.9	445,631	87.8	415,354	86.4	32,302	7.2	62,579	15.1

Total Liabilities & Shareholders’ Equity	$16,751	$543,724	100.0	$507,540	100.0	$480,674	100.0	$36,184	7.1	$63,050	13.1

Note :	(1)	Amounts in NTD have been translated into USD at the rate of NT$32.46 as of March 31, 2006.

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Unaudited Condensed Income Statements (Unconsolidated)
For the Three Months Ended March 31, 2006, December 31, 2005 and March 31, 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q1 2006			Q4 2005		Q1 2005		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,390	$77,293	100.0	$81,161	100.0	$55,653	100.0	($3,868)	(4.8)	$21,640	38.9
Cost of Sales	(1,257)	(40,651)	(52.6)	(41,296)	(50.9)	(34,004)	(61.1)	645	(1.6)	(6,647)	19.5

Gross Profit	1,133	36,642	47.4	39,865	49.1	21,649	38.9	(3,223)	(8.1)	14,993	69.3

Operating Expenses
Research and Development Expenses	(110)	(3,549)	(4.6)	(3,423)	(4.2)	(3,349)	(6.0)	(126)	3.7	(200)	6.0
General and Administrative Expenses	(47)	(1,555)	(2.0)	(1,860)	(2.3)	(1,945)	(3.5)	305	(16.4)	390	(20.1)
Sales and Marketing Expenses	(21)	(671)	(0.9)	(358)	(0.4)	(279)	(0.5)	(313)	87.5	(392)	140.8

Total Operating Expenses	(178)	(5,775)	(7.5)	(5,641)	(6.9)	(5,573)	(10.0)	(134)	2.4	(202)	3.6

Income from Operations	955	30,867	39.9	34,224	42.2	16,076	28.9	(3,357)	(9.8)	14,791	92.0

Non-Operating Incomes (Expenses), Net	25	816	1.1	952	1.1	387	0.7	(136)	(14.3)	429	110.9
Investment Gains (Losses)	92	2,972	3.8	225	0.3	(198)	(0.4)	2,747	1,220.1	3,170	(1,599.7)

Income before Income Tax	1,072	34,655	44.8	35,401	43.6	16,265	29.2	(746)	(2.1)	18,390	113.1

Income Tax Benefits (Expenses)	(56)	(1,802)	(2.3)	(1,501)	(1.8)	553	1.0	(301)	20.1	(2,355)	(425.9)

Net Income Before Cumulative Effect of Changes in Accounting Principles	1,016	32,853	42.5	33,900	41.8	16,818	30.2	(1,047)	(3.1)	16,035	95.3

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	(8)	(246)	(0.3)	—	—	—	—	(246)	—	(246)	—

Net Income	$1,008	$32,607	42.2	$33,900	41.8	$16,818	30.2	($1,293)	(3.8)	$15,789	93.9

Earnings per Share — Diluted	0.04	1.32		1.37		0.68		(0.05)	(3.9)	0.64	93.6

Earnings per ADR (2)	0.20	6.60		6.86		3.41		(0.27)	(3.9)	3.19	93.6

Weighted Average Outstanding Shares (‘M) (3)		24,721		24,693		24,684

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD32.337 for the first quarter of 2006.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 24,721M shares for 1Q06 and 24,684M shares for 1Q05 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Unaudited Condensed Statement of Cash Flows (Unconsolidated)
For the Three Months Ended March 31, 2006, December 31, 2005 and March 31, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	1Q 2006		4Q 2005	1Q 2005 (2)
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$1,008	$32,607	$33,900	$16,818
Depreciation & Amortization	494	15,975	16,554	16,669
Deferred Income Tax	(18)	(569)	(950)	(553)
Investment Loss(Income) Recognized by Equity Method	(92)	(2,972)	(225)	198
Changes in Working Capital & Others	85	2,707	(383)	2,889

Net Cash Provided by Operating Activities	1,477	47,748	48,896	36,021

Cash Flows from Investing Activities:
Acquisitions:
Marketable Financial Instruments(3)	(1,012)	(32,731)	(21,333)	(20,395)
Long-term investments by equity method	(1)	(19)	(167)	(2,992)
Property, Plant and Equipment	(344)	(11,115)	(13,323)	(38,161)
Proceeds from disposal or maturity of:
Marketable Financial Instruments(3)	616	19,924	22,204	20,394
Property, Plant and Equipment	14	461	585	121
Decrease in Others	(2)	(102)	(79)	(294)

Net Cash Used in Investing Activities	(729)	(23,582)	(12,113)	(41,327)

Cash Flows from Financing Activities:
Repayment of Long Term Bonds Payable	—	—	(10,500)	—
Increase(Decrease) in Guarantee Deposits	10	322	529	(42)
Proceeds from Exercise of Stock Options	3	118	105	35

Net Cash Provided by (Used in) Financing Activities	13	440	(9,866)	(7)

Net Increase (Decrease) in Cash and Cash Equivalents	761	24,606	26,917	(5,313)

Cash and Cash Equivalents at Beginning of Period	2,640	85,384	58,467	65,532

Cash and Cash Equivalents at End of Period	$3,401	$109,990	$85,384	$60,219

Note :	(1)	Amounts in NTD have been translated into USD at the rate of NTD32.337, the weighted average rate for the three months ended March 31, 2006.

	(2)	Certain prior period amounts have been reclassified to conform to the current period presentation.

	(3)	Marketable financial instruments include available-for-sale and held-to-maturity financial assets, which non-current portions are classified as long-term investments in Balance Sheet.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Balance Sheets (Consolidated)
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	March 31, 2006(Uuaudited)			December 31, 2005(Audited) (2)		March 31, 2005(Unaudited) (2)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$3,735	$121,251	21.8	$96,484	18.6	$71,541	14.5	$24,767	25.7	$49,710	69.5
Investments in Marketable Financial Instruments	2,187	71,006	12.8	48,780	9.4	53,240	10.8	22,226	45.6	17,766	33.4
Accounts Receivable — Trade, Net	1,171	38,012	6.8	38,478	7.4	23,846	4.8	(466)	(1.2)	14,166	59.4
Inventories, Net	567	18,409	3.3	17,728	3.4	14,688	3.0	681	3.8	3,721	25.3
Other Current Assets	327	10,572	2.0	10,785	2.1	9,740	2.0	(213)	(2.0)	832	8.5

Total Current Assets	7,987	259,250	46.7	212,255	40.9	173,055	35.1	46,995	22.1	86,195	49.8

Long-Term Investment	1,070	34,726	6.3	42,428	8.2	39,209	7.9	(7,702)	(18.2)	(4,483)	(11.4)

Properties, Plant and Equipment	20,191	655,396	118.0	642,948	123.7	609,807	123.5	12,448	1.9	45,589	7.5
Less: Accumulated Depreciation	(12,750)	(413,852)	(74.5)	(398,125)	(76.6)	(347,886)	(70.5)	(15,727)	4.0	(65,966)	19.0

Properties, Plant and Equipment, Net	7,441	241,544	43.5	244,823	47.1	261,921	53.0	(3,279)	(1.3)	(20,377)	(7.8)

Other Assets	609	19,772	3.5	20,003	3.8	19,522	4.0	(231)	(1.2)	250	1.3

Total Assets	$17,107	$555,292	100.0	$519,509	100.0	$493,707	100.0	$35,783	6.9	$61,585	12.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan payable	$—	$—	0.0	$328	0.1	$377	0.1	($328)	(100.0)	($377)	(100.0)
Accounts Payables	329	10,687	1.9	11,165	2.1	8,321	1.7	(478)	(4.3)	2,366	28.4
Payables to Contractors and Equipment Suppliers	360	11,680	2.1	9,066	1.7	12,293	2.5	2,614	28.8	(613)	(5.0)
Accrued Expenses and Other Current Liabilities	493	15,996	2.9	14,558	2.8	9,791	2.0	1,438	9.9	6,205	63.4
Current Portion of Bonds Payable	77	2,505	0.5	5	0.1	10,505	2.1	2,500	45545.6	(8,000)	(76.2)

Total Current Liabilities	1,259	40,868	7.4	35,122	6.8	41,287	8.4	5,746	16.4	(419)	(1.0)

Bonds Payable	524	17,000	3.1	19,500	3.8	19,500	3.9	(2,500)	(12.8)	(2,500)	(12.8)
Other Long Term Liabilities	579	18,813	3.3	18,649	3.5	16,832	3.4	164	0.9	1,981	11.8

Total Liabilities	2,362	76,681	13.8	73,271	14.1	77,619	15.7	3,410	4.7	(938)	(1.2)

Shareholders’ Equity Attributable to Shareholders of the Parent
Common Stock	7,620	247,331	44.5	247,300	47.6	232,529	47.1	31	0.0	14,802	6.4
Capital Surplus	1,762	57,208	10.3	57,118	11.0	56,574	11.5	90	0.2	634	1.1
Retained Earnings	5,403	175,378	31.6	142,771	27.5	130,549	26.4	32,607	22.8	44,829	34.3
Treasury Stock	(28)	(918)	(0.2)	(918)	(0.2)	(1,572)	(0.3)	0	0.0	654	(41.6)
Others	(33)	(1,066)	(0.1)	(641)	(0.1)	(2,726)	(0.5)	(425)	66.3	1,660	(60.9)

Total equity attributable to shareholders of the parent	14,724	477,933	86.1	445,630	85.8	415,354	84.2	32,303	7.2	62,579	15.1
Minority interest	21	678	0.1	608	0.1	734	0.1	70	11.4	(56)	(7.7)

Total shareholders’ equity	14,745	478,611	86.2	446,238	85.9	416,088	84.3	32,373	7.3	62,523	15.0

Total Liabilities & Shareholders’ Equity	$17,107	$555,292	100.0	$519,509	100.0	$493,707	100.0	$35,783	6.9	$61,585	12.5

Note :	(1) Amounts in NTD have been translated into USD at the rate of NT$32.46 as of March 31, 2006.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Income Statements (Consolidated)
For the Three Months Ended March 31, 2006, December 31, 2005 And March 31, 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q1 2006			Q4 2005		Q1 2005		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,407	$77,850	100.0	$79,228	100.0	$56,857	100.0	($1,378)	(1.7)	$20,993	36.9
Cost of Sales	(1,240)	(40,123)	(51.5)	(37,914)	(47.9)	(35,179)	(61.9)	(2,209)	5.8	(4,944)	14.1

Gross Profit	1,167	37,727	48.5	41,314	52.1	21,678	38.1	(3,587)	(8.7)	16,049	74.0

Operating Expenses
Research and Development Expenses	(114)	(3,689)	(4.7)	(3,570)	(4.5)	(3,412)	(6.0)	(119)	3.3	(277)	8.1
General and Administrative Expenses	(59)	(1,919)	(2.5)	(1,910)	(2.4)	(2,513)	(4.4)	(9)	0.5	594	(23.6)
Sales and Marketing Expenses	(38)	(1,217)	(1.6)	(1,424)	(1.8)	(583)	(1.0)	207	(14.5)	(634)	108.7

Total Operating Expenses	(211)	(6,825)	(8.8)	(6,904)	(8.7)	(6,508)	(11.4)	79	(1.1)	(317)	4.9

Income from Operations	956	30,902	39.7	34,410	43.4	15,170	26.7	(3,508)	(10.2)	15,732	103.7

Non-Operating Incomes, Net	43	1,417	1.8	639	0.8	738	1.3	778	121.8	679	92.0
Investment Gains	19	600	0.8	539	0.7	397	0.7	61	11.3	203	51.1

Income before Income Tax	1,018	32,919	42.3	35,589	44.9	16,305	28.7	(2,670)	(7.5)	16,614	101.9

Income Tax (Expenses) Benefits	(58)	(1,855)	(2.4)	(1,692)	(2.1)	513	0.9	(163)	9.6	(2,368)	(461.6)

Net Income Before Cumulative Effect of Changes in Accounting Principles	960	31,064	39.9	33,897	42.8	16,818	29.6	(2,833)	(8.4)	14,246	84.7

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	50	1,607	2.1	0	0.0	0	0.0	1,607	—	1,607	—

Net Income	$1,010	$32,671	42.0	$33,897	42.8	$16,818	29.6	($1,226)	(3.6)	$15,853	94.3

Attributable to:
Shareholders of the parent	$1,008	$32,607	41.9	$33,900	42.8	$16,818	29.6	($1,293)	(3.8)	$15,789	93.9
Minority Interest	2	64	0.1	(3)	0.0	0	0.0	67	(2,233.3)	64	—

	$1,010	$32,671	42.0	$33,897	42.8	$16,818	29.6	($1,226)	(3.6)	$15,853	94.3

Earnings per Share — Diluted	$0.04	$1.32		$1.37		$0.68		($0.05)	(3.9)	$0.64	93.6

Earnings per ADR (2)	$0.20	$6.60		$6.86		$3.41		($0.27)	(3.9)	$3.19	93.6

Weighted Average Outstanding Shares (‘M) (3)		24,721		24,693		24,684

Note:	(1) Amounts in NTD have been translated into USD at the weighted average rate of NTD32.337 for the first quarter of 2006.

(2) 1 ADR equals 5 ordinary shares.

(3) Total diluted weighted average outstanding shares were 24,721M shares for 1Q06 and 24,684M shares for 1Q05 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Statements of Cash Flows (Consolidated)
For the Three Months Ended March 31, 2006, December 31, 2005 and March 31, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	1Q 2006		4Q 2005	1Q 2005 (2)
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$1,008	$32,607	$33,900	$16,818
Net Income attributable to minority interest	2	64	(3)	—
Depreciation & Amortization	548	17,734	18,664	18,453
Deferred Income Tax	(19)	(609)	(953)	(546)
Investment Loss(Income) From Equity Method Investees	(19)	(600)	(539)	(397)
Changes in Working Capital & Others	(7)	(282)	(1,511)	4,301

Net Cash Provided from Operating Activities	1,513	48,914	49,558	38,629

Cash Flows from Investing Activities:
Acquisitions:
Marketable Financial Instruments (3)	(1,012)	(32,731)	(19,744)	(20,395)
Financial assets carried at cost	(4)	(122)	—	(83)
Property, Plant and Equipment	(356)	(11,510)	(13,618)	(41,530)
Long-term investments by equity method	—	—	(7,615)	—
Proceeds from disposal or maturity of:
Marketable Financial Instruments (3)	616	19,931	21,501	20,394
Financial assets carried at cost	—	—	12	8
Property, Plant and Equipment	14	462	206	181
Long-term investments by equity method	—	—	6,504	—
Decrease in Others	(4)	(142)	(102)	(287)

Net Cash Used By Investing Activities	(746)	(24,112)	(12,856)	(41,712)

Cash Flows from Financing Activities:
Repurchase of treasury stock	—	—	—	26
Cash Dividend — Common Shares	—	—	—	—
Bonus Paid to Employees, Directors and Supervisors	—	—	—	—
Repayment of Long Term Bonds Payable	—	(1)	(9,504)	—
Increase(Decrease) in Guarantee Deposits	10	322	531	(41)
Proceeds from Exercise of Stock Options	4	117	105	35
Increase(Decrease) in Others	(10)	(322)	(1,149)	—

Net Cash Provided From (Used By) Financing Activities	4	116	(10,017)	20

Net Increase (Decrease) in Cash and Cash Equivalents	771	24,918	26,684	(3,063)

Effect of exchange rate changes on cash and cash equivalents and others	(5)	(151)	363	(14)

Effect of first inclusion for consolidation of certain subsidiaries	—	—	(145)	315

Cash and Cash Equivalents at Beginning of Period	2,984	96,484	69,582	74,302

Cash and Cash Equivalents at End of Period	$3,750	$121,251	$96,484	$71,540

Note :	(1) Amounts in NTD have been translated into USD at the rate of NTD32.337 , the weighted average rate for the three months ended March 31, 2006.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

(3) Marketable financial instruments include available-for-sale and held-to-maturity financial assets, which non-current portions are classified as long-term investments in Balance Sheet.

# TSMC

# 2006 First Quarter Results
# Investor Conference

*April 27th, 2006*

TSMC
Apr. 27, 2006

Empowering Innovation

TSMC 2006 First Quarter Results Investor Conference April 27th, 2006

# Agenda

- Welcome
- 2006 1Q Financial Results
- Q&A

TSMC
Apr. 27 2
Empowering Innovation

Agenda Welcome 2006 1Q Financial Results Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2006 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

# 1Q'06 Result Highlights

| Amount:NT$ billion | 1Q'06 Amount | 4Q'05 Amount | 1Q'05 Amount |
|---|---|---|---|
| **Net Sales** | 77.29 | 81.16 | 55.65 |
| **Net Income** | 32.61 | 33.90 | 16.82 |
| **EPS (NT$)** | 1.32 | 1.37 | 0.68 |
| **Cash and Marketable Securities** | 177.98 | 133.82 | 112.16 |
| **Interest-bearing Debt** | 19.50 | 19.50 | 30.00 |
| **Shareholders' Equity** | 477.93 | 445.63 | 415.35 |
| **Shipment (Kpcs, 8"-equiv. Wafer)** | 1,738 | 1,707 | 1,113 |
| **ROE (%) *** | 28.2% | 31.7% | 16.5% |

* Annualized ROE for the quarter.

TSMC
Apr. 27 4
Empowering Innovation

* Annualized ROE for the quarter. 1Q'06 Result Highlights

# Income Statement

| Amount:NT$ billion | 1Q'06 | 4Q'05 | 1Q'05 | QoQ | YoY |
|---|---|---|---|---|---|
| **Net Sales** | 77.29 | 81.16 | 55.65 | -5% | 39% |
| **COGS** | (40.65) | (41.30) | (34.00) | -2% | 20% |
| **Gross Profit** | 36.64 | 39.86 | 21.65 | -8% | 69% |
| *Gross Margin* | *47.4%* | *49.1%* | *38.9%* | | |
| **Operating Expense** | (5.77) | (5.64) | (5.57) | 2% | 4% |
| **Operating Income** | 30.87 | 34.22 | 16.08 | -10% | 92% |
| *Operating Margin* | *39.9%* | *42.2%* | *28.9%* | | |
| **Net Non-operating Income/(Expense)** | 0.82 | 0.95 | 0.39 | -14% | 111% |
| **Investment Income/(Loss)** | 2.97 | 0.23 | (0.20) | 1220% | - |
| **Income before Tax** | 34.66 | 35.40 | 16.27 | -2% | 113% |
| **Income Tax Benefit/(Expense)** | (1.80) | (1.50) | 0.55 | 20% | - |
| **Change in Accounting Principles** | (0.25) | 0.00 | 0.00 | - | - |
| **Net Income** | 32.61 | 33.90 | 16.82 | -4% | 94% |
| *Net Margin* | *42.2%* | *41.8%* | *30.2%* | | |
| **EPS (NT$)** | 1.32 | 1.37 | 0.68 | -4% | 94% |

TSMC
Apr. 27 5
Empowering Innovation

Income Statement

# SFAS No. 34 Impact

| (Amount: NT$ million) | 1Q06 Unconsolidated |
|---|---|
| Change in Accounting Principle | (246.2) |
| Included in Non-Operating Items | 1,860.0 |
| Total SFAS No. 34 Impact | 1,613.8 |

TSMC
Apr. 27 6
Empowering Innovation

SFAS No. 34 Impact

# Balance Sheet & Key Indices

| Selected Items from Balance Sheet (Amount: NT$ billion) | 1Q'06 | | 4Q'05* | | 1Q'05* | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Cash & Marketable Securities | 178.0 | 33% | 133.8 | 26% | 112.2 | 23% |
| Accounts Receivable - Trade | 35.8 | 7% | 36.4 | 7% | 22.4 | 5% |
| Inventory | 16.9 | 3% | 16.3 | 3% | 13.4 | 3% |
| **Current Assets** | **240.8** | **44%** | **197.6** | **39%** | **159.7** | **33%** |
| **Long-Term Investment** | **75.4** | **14%** | **80.7** | **16%** | **76.9** | **16%** |
| **Net PP&E** | **212.5** | **39%** | **214.1** | **42%** | **229.9** | **48%** |
| **Total Assets** | **543.7** | **100%** | **507.5** | **100%** | **480.7** | **100%** |
| Accounts Payable | 22.5 | 4% | 20.2 | 4% | 19.1 | 4% |
| **Current Liabilities** | **38.3** | **7%** | **32.2** | **6%** | **37.9** | **8%** |
| **Long-Term Debt** | **17.0** | **3%** | **19.5** | **4%** | **19.5** | **4%** |
| **Total Liability** | **65.8** | **12%** | **61.9** | **12%** | **65.3** | **14%** |
| **Total Equity** | **477.9** | **88%** | **445.6** | **88%** | **415.4** | **86%** |

| Key Indices | 1Q'06 | 4Q'05* | 1Q'05* |
|---|---|---|---|
| A/R Turnover Days | 44 | 42 | 42 |
| Inventory Turnover Days | 44 | 42 | 42 |
| Current Ratio (x) | 6.3 | 6.1 | 4.2 |
| Net Working Capital | 202.4 | 165.4 | 121.9 |

TSMC
Apr. 27 7
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Balance Sheet & Key Indices * * * Certain prior period balances have been reclassified to conform to the current period presentation

# Cash Flows

| Amount:NT$ billion | 1Q'06 Amount | 4Q'05* Amount | 1Q'05* Amount |
|---|---|---|---|
| - Net Income | 32.6 | 33.9 | 16.8 |
| - Depreciation & Amortization | 16.0 | 16.6 | 16.7 |
| - Other Op Sources/(Uses) | (0.8) | (1.6) | 2.5 |
| **From Operation** | **47.7** | **48.9** | **36.0** |
| - Capital Expenditure | (11.1) | (13.3) | (38.2) |
| - Marketable Financial Instrument | (12.8) | 0.9 | (0.0) |
| - Other Investing Sources/(Uses) | 0.3 | 0.3 | (3.2) |
| **From Investment** | **(23.6)** | **(12.1)** | **(41.3)** |
| - Repayment of L-T Bonds | 0.0 | (10.5) | 0.0 |
| - Other Financing Sources/(Uses) | 0.4 | 0.6 | (0.0) |
| **From Financing** | **0.4** | **(9.9)** | **(0.0)** |
| **Net Cash Position Change** | **24.6** | **26.9** | **(5.3)** |
| **Ending Cash Balance** | **110.0** | **85.4** | **60.2** |

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Apr. 27 8
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Cash Flows * * * Certain prior period balances have been reclassified to conform to the current period presentation

# Installed Capacity by Fab

| FAB / (Wafer size) | 1Q06 (Act.) | 2Q06 (est.) | 3Q06 (est.) | 4Q06 (est.) | 2006 (est.) |
|---|---|---|---|---|---|
| Fab-2 ( 6") [1] | 244 | 258 | 260 | 260 | 1,022 |
| Fab-3 ( 8") | 246 | 252 | 259 | 252 | 1,009 |
| Fab-5 ( 8") | 135 | 138 | 143 | 149 | 565 |
| Fab-6 ( 8") | 215 | 222 | 227 | 241 | 905 |
| Fab-7 ( 8") | 33 | 23 | 4 | 0 | 60 |
| Fab-8 ( 8") | 231 | 233 | 228 | 242 | 934 |
| Fab-12 ( 12") [2] | 142 | 150 | 157 | 162 | 611 |
| Fab-14 ( 12") [2] | 61 | 66 | 86 | 115 | 328 |
| **TSMC-owned** (8" Equivalent Kpcs) | 1,455 | 1,499 | 1,554 | 1,653 | 6,161 |
| WaferTech ( 8") | 99 | 100 | 101 | 101 | 401 |
| SSMC ( 8") | 49 | 50 | 50 | 52 | 201 |
| TSMC (Shanghai) ( 8") | 48 | 52 | 69 | 82 | 251 |
| **Total TSMC-managed** (8" Equivalent Kpcs) | 1,651 | 1,700 | 1,774 | 1,889 | 7,014 |

TSMC
Apr. 27 9
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Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

# Capital Expenditures

* 1Q06 CapEx based on the weighted average exchange rate of NT$32.34 per US dollar.

TSMC
Apr. 27 10
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Capital Expenditures 2006 CapEx to be in the range of US$2.6-2.8 billion

# Sales Breakdown by Technology

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
6
18
31
41
4
6
17
34
41
2
6
16
35
33
10
5
14
32
32
17
5
14
32
29
20

TSMC
Apr. 27 11
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Sales Breakdown by Technology

# Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
6
2
17
41
34
6
1
18
37
38
5
1
23
41
30
5
1
21
41
32
5
1
18
39
37

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Apr. 27 12
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Sales Breakdown by Application

# Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
7
6
8
79
6
8
9
77
5
9
11
75
4
8
11
77
4
7
11
78
1Q05
2Q05
3Q05
4Q05
1Q06

TSMC
Apr. 27
13

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Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

# Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
31
26
29
28
26
69
74
71
72
74
1Q05
2Q05
3Q05
4Q05
1Q06

TSMC
Apr. 27 14
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Sales Breakdown by Customer

# TSMC Consolidation Entities

TSMC
Regional Sales Office
TSMC-NA, Europe, Japan
Manufacturing Subsidiaries
TSMC (Shanghai), WaferTech
Strategic Alliance
GUC
Venture Capital Funds
EAF, VTAF II, ISDF, ISDF II
Others

TSMC
Apr. 27 15
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TSMC Consolidation Entities Regional Sales Office Manufacturing Subsidiaries Strategic Alliance Venture Capital Funds Others TSMC TSMC-NA, Europe, Japan TSMC (Shanghai), WaferTech GUC EAF, VTAF II, ISDF, ISDF II

# Consolidated Income Statement

| Amount:NT$ billion | 1Q06 Consolidated Amount | 1Q06 Consolidated % | 1Q06 Un-consolidated Amount | 1Q06 Un-consolidated % | Difference Amount |
|---|---|---|---|---|---|
| Net Sales | 77.85 | 100.0% | 77.29 | 100.0% | 0.56 |
| COGS | (40.12) | -51.5% | (40.65) | -52.6% | 0.53 |
| Gross Profit | 37.73 | 48.5% | 36.64 | 47.4% | 1.08 |
| Operating Expense | (6.83) | -8.8% | (5.77) | -7.5% | (1.05) |
| Operating Income | 30.90 | 39.7% | 30.87 | 39.9% | 0.03 |
| Net Non-operating Income/(Expense) | 1.42 | 1.8% | 0.82 | 1.1% | 0.60 |
| Investment Income/(Loss) | 0.60 | 0.8% | 2.97 | 3.8% | (2.37) |
| Income before Tax | 32.92 | 42.3% | 34.66 | 44.8% | (1.74) |
| Income Tax Benefit/(Expense) | (1.86) | -2.4% | (1.80) | -2.3% | (0.05) |
| Change in Accounting Principles | 1.61 | 2.1% | (0.25) | -0.3% | 1.85 |
| Net Income | 32.67 | 42.0% | 32.61 | 42.2% | 0.06 |
| Minority Interest | (0.06) | -0.1% | | | |
| Net Income attributable to Shareholders | 32.61 | 41.9% | | | |
| EPS (NT$) | 1.32 | | 1.32 | | |

TSMC
Apr. 27 16
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Consolidated Income Statement

# Consolidated Balance Sheet

| Selected Items from Balance Sheet (Amount: NT$ billion) | 1Q'06 Consolidated | 1Q'06 Un-consolidated | Difference |
|---|---|---|---|
| Cash & Marketable Securities | 192.3 | 178.0 | 14.3 |
| Accounts Receivable - Trade | 38.0 | 35.8 | 2.2 |
| Inventory | 18.4 | 16.9 | 1.5 |
| **Current Assets** | **259.3** | **240.8** | **18.5** |
| **Long-Term Investment** | **34.7** | **75.4** | **-40.7** |
| **Net PP&E** | **241.5** | **212.5** | **29.0** |
| **Total Assets** | **555.3** | **543.7** | **11.6** |
| Accounts Payable | 22.4 | 22.5 | -0.1 |
| **Current Liabilities** | **40.9** | **38.3** | **2.5** |
| **Long-Term Debt** | **24.7** | **17.0** | **7.7** |
| **Total Liability** | **76.7** | **65.8** | **10.9** |
| **Total Equity** | **478.6** | **477.9** | **0.7** |

TSMC
Apr. 27 17
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Consolidated Balance Sheet

# Consolidated Cash Flow

| Amount:NT$ billion | 1Q'06 Consolidated | 1Q'06 Un-consolidated | Difference |
|---|---|---|---|
| - Net Income | 32.6 | 32.6 | 0.0 |
| - Depreciation & Amortization | 17.7 | 16.0 | 1.8 |
| - Other Op Sources/(Uses) | (1.4) | (0.8) | (0.6) |
| **From Operation** | **48.9** | **47.7** | **1.2** |
| - Capital Expenditure | (11.5) | (11.1) | (0.4) |
| - Marketable Financial Instrument | (12.8) | (12.8) | 0.0 |
| - Other Investing Sources/(Uses) | 0.2 | 0.3 | (0.1) |
| **From Investment** | **(24.1)** | **(23.6)** | **(0.6)** |
| - Other Financing Sources/(Uses) | 0.1 | 0.4 | (0.3) |
| **From Financing** | **0.1** | **0.4** | **(0.3)** |
| **Net Cash Position Change** | **24.9** | **24.6** | **0.3** |
| **Ending Cash Balance** | **121.3** | **110.0** | **11.3** |

TSMC
Apr. 27 18
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Consolidated Cash Flow

2Q'06 Guidance Revenues to be between NT$79 billion and NT$81 billion; consolidated revenue to be between NT$80 billion and NT$82 billion Gross profit margin to be between 47% and 49%; consolidated gross profit margin to be between 48% and 50% Operating profit margin to be between 40% and 42% on both consolidated and unconsolidated basis

Recap of Recent Major Events TSMC And ARM Sign Long-term Physical IP Agreement for 65- And 45-nanometer Technologies ( 2006/04/19 ) TSMC invites Carly Fiorina to Join Board of Directors as Independent Member ( 2006/04/06 ) TSMC 65nm Wireless Devices Is Sampled by QUALCOMM ( 2006/04/06 ) TSMC Appoints Dr. Fu-Chieh Hsu as Vice President of Design and Technology Platform ( 2006/03/29 ) TSMC Wins Intel's Preferred Quality Supplier Award ( 2006/03/22 ) TSMC Board Proposes Distribution of NT$2.5 Cash And 3% Stock Per Share( 2006/02/14 ) TSMC Announces Immersion Lithography Nearly Production Ready ( 2006/02/22 ) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

http://www.tsmc.com
invest@tsmc.com

TSMC
Apr. 27, 2006
Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 27, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer